STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P.O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

Direct Dial:	(610) 205-6028
Email:	jpw@stevenslee.com
Direct Fax:	(610) 371-7974

January 20, 2006

VIA EDGAR

Zafar Hasan

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.

Registration Statement on Form S-1 filed December 16, 2005

File No. 333-128913

Dear Mr. Hasan:

On behalf of Eastern Insurance Holdings, Inc. (“Eastern Holdings”), this letter responds to your letter, dated January 3, 2006, regarding Amendment No. 1 to the Registration Statement on Form S-1 of Eastern Holdings (the “Registration Statement”) filed on December 16, 2005. Each of your comments is set forth below, followed by the related response. The page references in our responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and to the marked copy (the “Blackline”) reflecting changes made to Amendment No. 1. Amendment No. 2 is being filed today by electronic submission.

General

1.	In your response to our prior Comment 2, you state that an eligible policyholder who votes in to approve the conversion is under no obligation to purchase stock in the offering or otherwise and that the converse is also true for policyholders who vote against the conversion. Please confirm to us that this statement will be made prominently in the proxy soliciting materials.

Revised proxy materials have been filed as exhibit 99.4. On page 15 of the revised materials we have added language that makes it clear to policyholders that they are under no obligation to purchase stock if they vote to approve the conversion and they are still permitted to purchase stock if they vote against the merger.

Risk Factors, p. 14

General

2.	We note your response to prior comment 59 and your statement that “lower rates are often available in the marketplace.” Please consider whether the company should add a risk factor that discloses this fact and the possible implications for the company’s margins, underwriting risk and any other material implication for the company. Alternatively, you should review your risk factors that could be impacted by this pricing issue and revise them to disclose that the company’s competitive position, ability to manage underwriting risk and other risk factors may be affected by the fact that better rates are available for the company’s products.

We have edited our competition risk factor on page 24 to disclose that our competitors often offer lower rates and the implications to our business.

All of the specialty reinsurance business of Eastern Re..., p. 17

3.	We note your response to prior comment 38. Please explain what you mean by “goodwill” of Mr. Bitner.

The disclosure has been revised at pages 17 and 18.

The outcome of recent industry investigations, p. 17

4.	We note your response to prior comment 42 and your statement that the company encourages producers to buy Eastern stock. Although you have stated that producers are not eligible to purchase shares at a discount, you should disclose whether there are any other incentives for purchasing (or disincentives for failing to purchase) Eastern stock. Also, supplementally, explain whether or not you believe these encouragements constitute “offers” under the Securities Act.

We have added the requested additional disclosure at page 21. Our supplemental response to the question the Staff poses in the last sentence of its comment follows:

EHC historically has encouraged its producers to purchase its common stock directly from EHC. EHC only has approximately 40 producers and it believes all prior offers and sales of EHC common stock to producers were exempt transactions. By contrast, Educators has approximately 2,500 producers and, of course, as a mutual, there was no opportunity for producers to acquire Educators stock. The combined company, Eastern Holdings, expects to continue the EHC policy of encouraging producers to acquire Eastern Holdings common stock. However, it will not be a condition of being a producer for EHC or Educators that the producer purchase Eastern Holdings common stock. Moreover, any purchase made by producers would be purchases in the secondary market that would be exempt transactions under section 4(1) of the Securities Act. We are not aware of any statute, regulation, decided case or Staff interpretation that stands for the proposition that mere encouragement of stock ownership directed to a business partner by a registrant converts a secondary market transaction that otherwise would be exempt under section 4(1) into a non-exempt transaction. Of course, if Eastern Holdings were ever to offer to sell stock directly to producers from unauthorized but unissued stock or from treasury, Eastern Holdings recognizes that this would require registration.

Certain relationships and related transactions, p. 184

5.	We note your response to prior comment 79 and are reissuing the comment in part. Our comment did not seek disclosure of compensation received by Mr. Bitner from third parties. Instead, we simply were seeking a statement that Mr. Bitner’s is being compensated by the company on similar terms that he receives from third parties. Please provide this information in the disclosure.

We have added the requested disclosure at pages 186 and 187.

Background and reasons for the merger, p. 199

6.	We note your revisions in response to prior comment 90. However, we are reissuing the comment in part because you have not provided all of the disclosure that was requested. Specifically, you should provide a chronology of meetings and discussions that led to the process of demutualization. Please disclose who attended the meetings and the participation of interested directors.

The existing disclosure contains a detailed chronology regarding the merger discussions. We infer from the Staff’s reissuance of this comment that the Staff believes that additional disclosure regarding the meetings and discussions that led to the process of demutualization would produce a different or expanded chronology. It would not. The two decisions by Educators, to demutualize and merge with EHC, were inextricably intertwined. One cannot happen without the other. Accordingly, we believe all material meetings and events have been disclosed in the existing chronology. However, we have revised the disclosure to more clearly state that the referenced meetings and discussions regarding the merger also, of necessity, were also meetings and discussions regarding demutualization.

Opinion of Educator’s financial advisor, p. 202

7.	If KBW’s compensation is dependent upon the consummation of the transactions described in the registration statement, you should disclose this fact and the amounts that KBW will receive upon closing.

The requested additional disclosure has been added at page 210.

If you have any questions or if you require additional documentation, please contact me at (610) 205-6028 or my partner Wesley R. Kelso at (717) 399-6632.

Sincerely,

Jeffrey P. Waldron

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